October 21, 2019

RE:        RAD Diversified REIT, Inc.

       Draft Offering Statement on Form 1-A

       Submitted October 17, 2018

       CIK No. 0001721469

       File Number: 367-00175

Jennifer Gowetski

Division of Corporation Finance

Office of Real Estate and Commodities

Dear Jennifer Gowetski:

We hereby withdraw the Qualification Request submitted on October 21, 2019 due to the Commission's request for more time for review.

Kind regards,

/s/ Jack Jmaev

Attorney for RAD Diversified REIT, Inc.